WNC & ASSOCIATES, INC.


December 8, 2009

[[SORT NAME]]
[[SORT ADDRESS]]

Re:    WNC Housing Tax Credit Fund II, L.P. (the "Partnership")

Dear Limited Partner:

As you may recall, by majority vote the Partnership's Limited Partners approved a plan of liquidation for the Partnership's assets. The Partnership owned a limited partnership interest in each of Cherokee Square, L.P., a Tennessee limited partnership ("Cherokee") and DiVall Midland Associates Limited Partnership II, a Wisconsin limited partnership ("DiVall"). The Cherokee and DiVall limited partnership interests were sold by the Partnership during the current fiscal year. In appraisals conducted in 2009, the appraised values of the apartment complexes of Cherokee and DiVall conducted on a restricted rents basis, were determined to be $584,000 and $545,000, respectively. The loan balances were approximately $941,000 and $1,123,000, respectively. Inasmuch as the appraisals indicated no remaining equity in the apartment complexes, the transfers were made for consideration intended to be sufficient to pay for the Partnership's closing costs.

We would like to remind you of the investment benefits you have received from the Partnership. The average Limited Partner investing in the Partnership during its initial offering has received federal tax credits of approximately 145% of the amount invested. In addition, each Limited Partner has been allocated losses, which are classified as passive losses for most Limited Partners.

The Partnership continues to own interests in 22 apartment complexes and is seeking to dispose of each of them and thereafter terminate its operations. Consistent with the Partnership's objectives, the Partnership has generated passive losses from its operations. For a Limited Partner who is an individual, the tax benefits of such passive losses generally are available (1) only upon the Limited Partner's taxable disposition of his or her entire interest in the Partnership, or (2) on a proportionate basis in connection with the taxable disposition of the Partnership's interest in individual apartment complexes. The taxable disposition of an interest in an apartment complex might allow a Limited Partner to use passive losses previously allocated to him or her in connection with such apartment complex and not previously used. The sale of the interests in Cherokee and DiVall will result in gross taxable income to Limited Partners. Accordingly. each Limited Partner is encouraged to consult his, her or its own tax advisor as to the specific tax consequences as a result of the sales.

Please feel free to contact us if you have questions or concerns.

Sincerely,
WNC FINANCIAL GROUP, L.P.,
General Partner





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